UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Peerless Systems Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

705536100
(CUSIP Number)

October 17, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705536100	Schedule 13G

1	NAME OF REPORTING PERSON: Bandera Partners LLC

IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	5	SOLE VOTING POWER: 1,186,223

NUMBER OF
SHARES	6	SHARED VOTING POWER: 0
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER: 1,186,223
REPORTING
PERSON
WITH:	8	SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,186,223
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 705536100	Schedule 13G

1	NAME OF REPORTING PERSON: Gregory Bylinsky

IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5	SOLE VOTING POWER: 0

NUMBER OF
SHARES	6	SHARED VOTING POWER: 1,186,223
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON
WITH:	8	SHARED DISPOSITIVE POWER: 1,186,223

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,186,223
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 705536100	Schedule 13G

1	NAME OF REPORTING PERSON: Jefferson Gramm

IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5	SOLE VOTING POWER: 0

NUMBER OF
SHARES	6	SHARED VOTING POWER: 1,186,223
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON
WITH:	8	SHARED DISPOSITIVE POWER: 1,186,223

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,186,223
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1(a).	Name of Issuer: Peerless Systems Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

2381 Rosecrans Avenue
El Segundo, California 90245

Item 2(a).	Name of Person Filing:

This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

(i) Bandera Partners LLC, a Delaware limited liability company (“Bandera Partners”);

(ii) Gregory Bylinsky; and

(iii) Jefferson Gramm.

Bandera Partners, Mr. Bylinsky and Mr. Gramm are filing this Schedule with respect to 1,186,223 shares of Common Stock (the “Master Fund’s Shares”) directly owned by Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (“Bandera Master Fund”).

Bandera Partners is the investment manager of Bandera Master Fund and may be deemed to have beneficial ownership over the Master Fund’s Shares by virtue of the sole and exclusive authority granted to Bandera Partners by Bandera Master Fund to vote and dispose of the Master Fund’s Shares.

Mr. Bylinsky and Mr. Gramm are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners.

Item 2(b).	Address of Principal Business Office or if none, Residence:

The principal business office address of each of Bandera Partners, Mr. Bylinsky and Mr. Gramm is:

26 Broadway, Suite 1607
New York, New York 10004

Item 2(c).	Citizenship:

The place of organization or citizenship of each of the Reporting Persons is as follows:

	Name of Reporting Person	Place of Organization/Citizenship
	Bandera Partners LLC	Delaware
	Gregory Bylinsky	United States
	Jefferson Gramm	United States

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 705536100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) Bandera Partners LLC

(a) Amount beneficially owned:	1,186,223

(b) Percent of class:	6.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	1,186,223

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	1,186,223

(iv) Shared power to dispose or to direct the disposition of	0

(ii) Gregory Bylinsky

(a) Amount beneficially owned:	1,186,223

(b) Percent of class:	6.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	1,186,223

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	1,186,223

(iii) Jefferson Gramm

(a) Amount beneficially owned:	1,186,223

(b) Percent of class:	6.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	1,186,223

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	1,186,223

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for each Reporting Person has been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on 18,419,461 shares of Common Stock issued and outstanding as of September 11, 2008, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 18, 2008.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
 ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, the Master Fund’s Shares reported in this Schedule as beneficially owned by Bandera Partners, Mr. Bylinsky and Mr. Gramm is held by Bandera Master Fund, a fund for which Bandera Partners serves as investment manager. The general partner and limited partners of Bandera Master Fund have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Master Fund’s Shares in accordance with their ownership interests in Bandera Master Fund. Bandera Partners, Mr. Bylinsky and Mr. Gramm disclaim beneficial ownership of the Master Fund’s Shares reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: October 27, 2008

BANDERA PARTNERS LLC

By:	/s/ Gregory Bylinsky
Gregory Bylinsky
Managing Director

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: October 27, 2008

By:	/s/ Gregory Bylinsky
Gregory Bylinsky

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: October 27, 2008

By:	/s/ Jefferson Gramm
Jefferson Gramm

EXHIBIT A
AGREEMENT OF JOINT FILING
PEERLESS SYSTEMS CORPORATION
COMMON STOCK

  In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13G and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 27th day of October, 2008.

BANDERA PARTNERS LLC

By:	/s/ Gregory Bylinsky
Gregory Bylinsky
Managing Director

By:	/s/ Gregory Bylinsky
Gregory Bylinsky

By:	/s/ Jefferson Gramm
Jefferson Gramm